Exhibit 99.1

Therapix Biosciences Issues Shareholder Update Letter

TEL AVIV, Israel, May 29, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today released a shareholder update letter from its Chairman and CEO, Dr. Ascher Shmulewitz.

Dear Fellow Shareholders,

On Friday, May 24, 2019, the closing price of Therapix Biosciences’ ADRs dropped 24% from the prior day’s closing price. The drop followed our announcement that the Company received a notification from Nasdaq regarding non-compliance with Nasdaq’s minimum stockholders’ equity standard, and other challenging events, including our failed investment in the pain clinics in Tennessee, and the collapse of the planned acquisition of the Company by FSD Pharma Inc. in December 2018.

Despite these recent events, we are optimistic about our prospects and believe that market conditions are in favor of our evidence-based approach. A special on the future of Cannabis in America, was recently broadcast on PBS, and featured Therapix(https://www.dropbox.com/s/v1xrvslf3mne0eg/Medical%20Marijuana%20%20-%20Innovations%20in%20Medicine.mp4?dl=0 ).

In May 2018, we launched an additional THX-110 clinical trial for Obstructive Sleep Apnea (“OSA”); and expect to present interim results in the third quarter of 2019.

We are also exploring opportunities to license our technology to leading producers of botanical cannabinoid products, without cannibalizing our internal programs, which if successful we believe would generate revenues in 2019. We are also looking for additional technologies that will help create value for our shareholders.

We believe that Therapix is a unique company with discoveries that can potentially lead to the next generation of cannabinoid therapies. We have focused our efforts on the synergistic effect of our proprietary formulation of the endocannabinoid-mimetic PEA (palmitoylethanolamide), with the phyto-cannabinoid THC (tetrahydrocannabinol).

Therapix as a traded platform on the Nasdaq sees a lot of opportunities to enhance shareholder value. We are leaders in our special pharma cannabinoid solutions, and this will be the narrative for future developments. There are many fields that are correlative to what we are doing and what we aim to do, and we will explore them in depth.

In order to improve efficiencies, we have decided to narrow our current development areas to TS, OSA and Pain. Our proprietary formulation of PEA is expected to receive regulatory approval, with a health claim of pain from Health Canada and Israeli Ministry of Health in the second half of 2019. We are now in discussions with commercial partners to launch the product in Canada and Europe, and we aim to enter into out-license agreements with potential partners.

In the coming weeks we will be announcing our plan to regain compliance with Nasdaq’s listing standards. In the meantime, I would like to ensure my fellow shareholders that the goal of Therapix’s management team is to protect and preserve shareholder value, and this goal remains in focus at all times. I would also like to thank my Therapix team, our academic partners in the U.S., Europe and Israel and our other stakeholders for their contributions.

Together, we believe that we are accomplishing great things and I look forward to continued success in the coming year.

Sincerely,

Ascher Shmulewitz, M.D. Ph.D.
Chairman & CEO

About Therapix Biosciences (NASDAQ: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): [THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain;; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain]. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this letter include statements regarding our prospects and market conditions, timing of presenting interim results of clinical trials, opportunities to license our technology, generating revenues in 2019, looking for additional technologies that will help create value for our shareholders, exploring fields that are correlative to our activities, narrowing our development areas to OSA and Pain, receiving regulatory approvals and the timing thereof, discussions with commercial partners, entering into out-license agreements with potential partners and announcing our plan to regain compliance with Nasdaq’s listing standards.  Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this letter. The forward-looking statements contained or implied in this letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Oz Adler, CFO
IR@therapixbio.com

Tel: +972-3-6167055
info@therapixbio.com

Related Links
http://www.therapixbio.com